

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
                     Chief Financial Officer
                     (559) 434-4800
                     or
                     Financial Dynamics:
                     Leigh Parrish, Rachel Albert
                     (212) 850-5651

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON TUESDAY, NOVEMBER 23rd at 1:05 P.M. P.S.T.

GOTTSCHALKS REPORTS IMPROVED THIRD QUARTER
FISCAL 2004 FINANCIAL RESULTS

~ Net Loss Reduced to $1.4 Million from $2.6 Million in Fiscal 2003 Third Quarter ~

FRESNO, CA – November 23, 2004 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the third quarter of fiscal 2004. Net loss for the third quarter was $1.4 million, or $0.11 per diluted share, improved from a net loss of $2.6 million, or $0.20 per diluted share, for the third quarter of fiscal 2003. For the first nine months of fiscal 2004, the Company reported a net loss of $3.1 million, or $0.24 per diluted share, versus a net loss of $6.6 million, or $0.51 per diluted share, reported for the comparable period last year. Gottschalks reported a net loss from continuing operations for the third quarter of fiscal 2003 of $2.6 million, or $0.20 per diluted share, and for the first nine months of 2003 a net loss of $5.9 million, or $0.45 per diluted share.

As previously reported, for the third fiscal quarter of 2004, same store sales increased 1.8%, and total sales increased 1.4% to $147.9 million, from $145.9 million for the third fiscal quarter last year. On a year-to-date basis, same store sales increased 1.7% from the comparable period of fiscal 2003. Total sales on a year-to-date basis increased 0.4% to $440.2 million compared to $438.5 million in the same period of fiscal 2003. For the quarter the Company operated one less store than the same period of fiscal 2003, and year-to-date operated seven fewer stores compared to the same period last year.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "We celebrated Gottschalks' 100th anniversary during the third quarter with great success. We continue to execute to our business plan at both the store and corporate level, which is demonstrated by the more than 46% improvement in our bottom line this year compared to the third quarter last year. Our best sales performance during the quarter was in September driven in large part by our anniversary promotions. We are very pleased that our ongoing inventory management initiatives resulted in increased turnover for the quarter and a 30 basis point improvement in our total gross margin. As we had planned, this focus on inventory management as well as the refinancing of our credit facility completed earlier this year contributed to a substantial reduction in interest expense for the quarter. Additionally, the Company's total debt was reduced $28.9

million, or 19.6%, on a year-over-year basis as of the end of the quarter. We are currently on track to achieve interest expense savings in excess of $3.0 million for fiscal 2004.

"Based on our significantly improved performance in the first nine months of the fiscal year, we remain on target to achieve our strategic and financial objectives for 2004. We believe we are well positioned with both our merchandise assortments and marketing plans as we enter the important holiday season. As a result of the two additional shopping days this year in advance of Christmas, we expect comparable store sales for the combined November-December period will more accurately reflect holiday sales growth versus the same period in 2003. We anticipate fourth quarter comparable store sales will increase 1 to 2% over last year's fourth quarter. With our expectation that full year comparable store sales will also increase 1 to 2%, we continue to project earnings per diluted share for the 2004 fiscal year will be in the range of $0.43 to $0.45."

Mr. Famalette concluded, "Looking forward, we are encouraged by our consistently improved performance to date this year and remain optimistic about our future growth prospects. We are excited to have recently broken ground on our new River Park Lifestyle Center store due to open in late Summer 2005. In line with previously stated guidance, we anticipate 2005 total sales will increase approximately 3% and 2005 earnings will be in the range of $0.65 to $0.70 per diluted share."

Supplemental Operating Data:

In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed consolidated financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	October 30, 2004	November 1, 2003	October 30, 2004	November 1, 2003
Sales				
Continuing operations	$147,893	$145,288	$440,202	$432,959
Discontinued operations	0	641	0	5,561
Total	$147,893	$145,929	$440,202	$438,520
Gross Margin				
Continuing operations	52,472	50,916	154,477	150,945
Discontinued operations	0	381	0	2,066
Total	$52,472	$51,297	$154,477	$153,011
Selling, general and administrative expenses				
Continuing operations	51,209	50,509	148,983	146,885
Discontinued operations	0	336	0	2,569
Total	$51,209	$50,845	$148,983	$149,454
Net loss				
Continuing operations	(1,391)	(2,590)	(3,130)	(5,819)
Discontinued operations	0	(22)	(20)	(754)
Total	($1,391)	($2,612)	($3,150)	($6,573)

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the third quarter of fiscal 2004. To access the call, dial 800-362-0571. If you are unable to participate in the call, a replay will be made available through November 30, 2004. To access this service, please dial 877-856-8965. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 63 department stores and 10 specialty apparel stores in six western states, including California (39), Washington (12), Alaska (6), Oregon (2), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(Unaudited)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended	
	October 30, 2004	**November 1, 2003**	**October 30, 2004**	**November 1, 2003**
Net sales	$147,893	$145,288	$440,202	$432,959
Net credit revenues	731	764	2,324	2,827
Net leased department revenues	631	616	2,110	2,097
Total revenues	149,255	146,668	444,636	437,883
Costs and expenses:				
Cost of sales	95,421	94,372	285,725	282,014
Selling, general and administrative expenses	51,209	50,509	148,983	146,885
Depreciation and amortization	2,939	3,299	8,975	9,957
Total costs and expenses	149,569	148,180	443,683	438,856
Operating income (loss)	(314)	(1,512)	953	(973)
Other (income) expense:				
Interest expense	2,264	3,270	7,308	10,052
Miscellaneous income	(379)	(703)	(1,305)	(1,817)
	1,885	2,567	6,003	8,235
Loss before income tax benefit	(2,199)	(4,079)	(5,050)	(9,208)
Income tax benefit	(808)	(1,489)	(1,920)	(3,389)
Loss from continuing operations	(1,391)	(2,590)	(3,130)	(5,819)
Discontinued operations				
Income (loss) from operation of closed stores		39		(620)
Loss on store closures		(73)	(31)	(523)
Income tax benefit		(12)	(11)	(389)
Loss on discontinued operations	0	(22)	(20)	(754)
Net Loss	(1,391)	(2,612)	(3,150)	(6,573)
Net loss per common share - basic and diluted				
Loss from continuing operations	($0.11)	($0.20)	($0.24)	($0.45)
Loss from discontinued operations	$0.00	$0.00	$0.00	($0.06)
Net loss per common share	($0.11)	($0.20)	($0.24)	($0.51)
Weighted average # of common shares outstanding				
Basic and diluted	12,927	12,844	12,905	12,821

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(Unaudited)

	October 30, 2004	January 31, 2004	November 1, 2003
ASSETS			
CURRENT ASSETS:			
Cash	$6,270	$5,172	$6,123
Receivables - net	1,948	9,145	4,179
Merchandise inventories	218,139	156,458	228,232
Other	11,437	10,849	16,045
Total current assets	237,794	181,624	254,579
PROPERTY AND EQUIPMENT - net	128,782	129,832	132,098
OTHER LONG-TERM ASSETS	13,619	12,535	13,269
	$380,195	$323,991	$399,946
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$105,256	$67,942	$100,909
Revolving line of credit	89,049	51,009	101,356
Current portion of long-term obligations	6,304	3,725	4,014
Total current liabilities	200,609	122,676	206,279
LONG-TERM OBLIGATIONS (less current portion):			
Notes and mortgage loans payable	18,806	35,596	36,064
Capitalized lease obligations	4,429	5,706	6,123
	23,235	41,302	42,187
DEFERRED INCOME & OTHER	28,828	29,511	29,494
SUBORDINATED NOTE PAYABLE TO AFFILIATE	22,180	22,180	22,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	105,343	108,322	99,806
	$380,195	$323,991	$399,946